UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 16, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 February 2021 entitled ‘VODAFONE GROUP PLC: VANTAGE TOWERS Q3 UPDATE’.

RNS Number : 0287P

Vodafone Group Plc

15 February 2021

Vodafone Group Plc  Vantage Towers Q3 update

15 February 2021

Building momentum to unlock the full potential of Vantage Towers' leading grids

•	Vantage Towers' portfolio increased to c.82,000 macro sites and to a presence in 10 European markets - with leading positions in 9 of them - following recent addition of 50% stake in Cornerstone, the UK's #1 tower company

•	Strong commercial momentum

-	c.1,400 new tenancies added in first 9 months of FY21 to 31 December 2020, including c.500 previously non-committed tenancies¹ - strong progress towards our medium term guidance of >1.50x tenancy ratio

-	c.450 new macro sites added in first 9 months of FY21. Confident of hitting our target of c.550 new sites by 31 March 2021

-	New agreements signed with Eir and Three in Ireland and AOTEC, the industry body representing over 150 local operators, in Spain

-	IoT contract signed with Sigfox Germany

•	Our programme to optimise ground leases through buyouts or renegotiations is showing encouraging results with pilots underway in 6 countries

•	Reaffirming our targets and FY21 pro forma Recurring Free Cash Flow ("RFCF") guidance of €375-385m

•	Supervisory Board appointed with strong mix of sector, financial, technical and M&A experience

Vivek Badrinath, Vantage Towers Chief Executive, commented:

"The growth opportunity in Europe is considerable, as the roll out of 5G accelerates and mobile operators look to expand their networks to manage ever increasing data traffic.

I am very pleased with the commercial momentum we are building at Vantage Towers. Customers are appreciating the high quality of our grid and their response to our focused commercial approach is encouraging. This underscores our confidence in our tenancy targets.

Adding Cornerstone, the UK's number one tower company, to our portfolio in early January was a significant step. Cornerstone is a great addition - it's a market leader, with broad and dense coverage, providing services to two market leaders who already have a network sharing agreement in place. In January, we also finalised the appointments for our Supervisory Board, securing members with deep towers, entrepreneurial and M&A experience, alongside world class governance and technical expertise."

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Consolidated Vantage Towers performance summary (€m)2

	FY20PF		9m FY21PF
Macro sites	45.4	k	45.7	k
Tenancy ratio	1.37	x	1.39	x
Revenue (ex. pass through)	945		723
Adj. EBITDA	814		620
Adj. EBITDAaL	513		394
Recurring free cash flow (RFCF)	375		291
Cornerstone share of RFCF[3]	54		39

Strong progress - building on our key strengths with momentum across all levers

Following our Capital Markets Day in November 2020, we have made strong progress across our commercial, operational and strategic levers by building on our core strengths as we seek to unlock the full potential of our high quality, leading grids:

•	High quality portfolio and tenants: Our portfolio increased to c.82,000 macro sites and to a presence in 10 European markets - with leading positions in 9 of them - following the recent addition of a 50% stake in Cornerstone, the UK's #1 tower company, and the completion of the acquisition of Wind Hellas's towers in Greece. The superior quality of our grid was further highlighted by the signing of framework agreements with Eir and Three in Ireland.

•	Highly secured short and medium-term growth: We delivered encouraging commercial momentum with c.1,400 new tenancies added in the first 9 months of FY21, including c.500 previously non-committed tenancies or approximately one quarter of the tenancies needed to deliver our medium term tenancy ratio target of >1.50x. This progress is expected to enable more focus on the upsides to our plan and on long-term growth opportunities.

•	Competitive MSA: We deployed our "future fit" Master Service Agreement approach successfully in the UK and Greece to secure long-term contractual relationships with market leading mobile operators. Our balanced approach positions us well to capture growth and gain market share.

•	Margin uplift through lease-up and efficiencies: We expanded our ground lease optimisation programme to reduce costs with pilots now underway in 6 countries. We saw encouraging results already from our two initial pilots in Germany and Spain, two of our largest markets. Our commercial organisation is in place to deliver on upsides, including enabling sharing on German rooftops.

•	Optimal capital structure and dividends: Vantage Towers' investment grade rating has been confirmed and external financing secured. The company is on track for 4.0x leverage at year end FY21, enabling Vantage Towers to balance growth, investments and returns with a 60% dividend payout ratio, including a €280m dividend for FY21, and €1 billion of leverage capacity for organic growth beyond the plan and/or strategic M&A.

Building good commercial momentum

At our Capital Markets Day in November 2020, we spoke about our focused independent commercial mindset at Vantage Towers.  Combining this with the leading grids we have is proving to be a powerful proposition. A recent example is Ireland, where Eir and Three have signed 10-year framework agreements to govern new tenancies they intend to take up with Vantage Towers, potentially adding more than 250 and 200 future tenancies, respectively. In Spain, AOTEC, the industry body representing over 150 local operators, has entered into a 5-year collaboration agreement with Vantage Towers to add tenancies and densify coverage in rural locations.

Broad connectivity for the Internet of Things (IoT) represents a significant opportunity for Europe and we intend to be at the forefront of enabling its adoption, capturing growth opportunities as various industries unlock value through efficiencies enabled by this connectivity. Executing on this agenda, we have signed a 10 year framework agreement with Sigfox in Germany forming a partnership to help it scale its IoT infrastructure. The agreement is expected to generate at least 350 tenancies by 31 March 2022 and at least 500 new tenancies by 31 December 2023. This is an excellent example of our successful collaboration with our customers and partners to progress on the mission of enabling a "Digital Europe".

In parallel, we remain focused on our goal of becoming a 5G superhost in Europe, offering bespoke solutions which enable 5G connectivity using our towers across various verticals, including manufacturing, healthcare, e-gaming and agriculture.

We are also rapidly progressing on 5G indoor coverage solutions and we are announcing the deployment of the first 5G Distributed Antenna System (DAS) solution for a building complex in the Czech Republic where we will act as a neutral host to deliver efficient connectivity solutions.

Initial evidence of our progress can be seen in the c.1,400 net tenancies added during the first 9 months of FY21. Of these, c.1,100 are from non-Vodafone customers, including c.500 from previously non-committed sources which represents approximately one quarter of the non-committed tenancies we need to deliver our medium-term tenancy ratio target of >1.50x.

During the first 9 months of FY21, we have also added approximately 450 new sites, putting our target of approximately 550 new sites for the full year well within reach.

We have also made encouraging progress on our ground lease optimisation programme, which includes buying out leases or agreeing improved terms with landowners. In Germany and Spain - two of our largest markets - we expect to enter into approximately 100 agreements for the purchase of land or long-term rights of use by the end of FY21 as the programme ramps up. We have launched 4 further pilots in Portugal, the Czech Republic, Hungary and Ireland.

Finally, the deployment of our proprietary integrated software suite (TIMS), which will enhance efficiencies across our tower estate, is on track and expected to go live shortly, with the full roll out expected by August 2021.

Executing our strategic agenda

In recent months we have reached a number of key milestones as we ramp up our operations:

•	The commercialisation of Cornerstone and transfer of Vodafone's 50% stake to Vantage Towers

•	The completion of the merger of Wind Hellas and Vodafone Greece's towers

•	The contribution and capitalisation of all countries in our consolidated perimeter, including the transfer of Vodafone's 33.2% stake in INWIT

•	The appointment of our high quality and diverse Supervisory Board

As we announced in early January, Vantage Towers further established its position as a leading European infrastructure operator in Europe with the contribution of Vodafone's 50% stake in Cornerstone, its co-controlled joint venture in the UK. The acquisition adds approximately 14,200 towers to our footprint and a business with an attractive financial profile, supported by commitments for new sites and tenancies from Cornerstone's two anchor tenants, Vodafone and O2, which account for 56% of UK subscribers and have an active sharing agreement in place.  This followed the completion of the merger of Wind Hellas and Vodafone Greece's towers in December 2020 which created Vantage Towers Greece, the largest tower company in Greece, with approximately 4,800 towers.

Separately, all of the other markets in our consolidated perimeter have now been contributed to Vantage Towers including our 33.2% stake in INWIT.

On 1 February 2021, we announced the appointment of our Supervisory Board. The appointed members of the Supervisory Board are highly skilled and diverse with independent leadership from our Chairman, Dr. Rüdiger Grube. Our three newly nominated independent directors, Katja van Doren, Terry Rhodes and Chuck Green bring a wealth of experience in their respective areas of expertise. With Katja, who will chair the Remuneration and Nomination Committee we receive robust financial and remuneration best practice, while with Chuck, who will chair the Audit, Risk and Compliance Committee, and Terry, we will benefit from entrepreneurial, financial and M&A expertise in the tower industry. The independent directors are complemented by experienced senior Vodafone executives across a range of key skillsets including technology, legal, finance, HR and M&A.

Financial update

Our financial performance through the first 9 months of FY21 on a pro forma basis has been in line with our expectations. We have generated €723m of revenue (excluding pass through revenue) and €291m of RFCF in our consolidated markets on a pro forma basis. In addition, Cornerstone contributed a further €39m of RFCF for the first 9 months of FY21 pro forma based on our 50% share. Our other co-controlled joint-venture, INWIT, is expected to report its full-year results on 4 March.

As announced at the Capital Markets Day, the finalisation of the carve-out of Vantage Towers and completion of the planned IFRS 16 lease reassessment exercise triggered by the new MSAs with Vodafone has resulted in some minor technical restatements to our pro forma financial performance as presented below.  The impact of the IFRS 16 lease reassessment is an accounting based increase in our ground lease expense of approximately €10m on an annualised basis. The adjustment is non-cash, and therefore has no impact on our RFCF.

We are today reaffirming our FY21 pro forma guidance and medium-term targets, with a technical update to our Adjusted EBITDAaL guidance for FY21 pro forma to €520-530m to reflect the IFRS 16 lease accounting reassessment effect. As we build momentum in our commercial operations and ground lease optimisation programme, we continue to target a medium term Adjusted EBITDAaL margin percentage in the high fifties, albeit these initiatives are not expected to have a meaningful impact on margins during FY22 as the programmes ramp up.

Financial performance

Consolidated Vantage Towers Pro Forma (€m)	FY20PF4,5	9m FY21PF4,5
Revenue (ex. pass through)	945	723
Capex recharge revenue	-	2
Revenue	945	725
Maintenance costs	(35)	(28)
Staff costs	(38)	(29)
Administrative & Other	(58)	(48)
Adj. EBITDA	814	620
margin (%)	86%	86%
Capex recharge revenue	(0)	(2)
Ground lease expense[6]	(301)	(224)
Adj. EBITDAaL	513	394
margin (%)	54%	54%
Reversal of non-cash lease adjustment	10	6
Maintenance capex	(29)	(23)
Recurring OpFCF	494	377
Cash conversion (%)	96%	96%
(-) Tax paid	(103)	(74)
(-) Interest	(16)	(12)
Recurring free cash flow (RFCF)	375	291

FY21 targets and medium term guidance

Consolidated Vantage Towers	FY21 Pro forma[7]	Medium Term Targets[8]
Tenancy Ratio for Consolidated Vantage Towers	~1.38x	>1.50x
Revenue (ex. pass-through)	€955-970m	Mid-single digit CAGR
Adj. EBITDAaL	€520-530m	High 50s percentage margin (based on revenue (ex. pass through))
RFCF	€375-385m	Mid to high single digit CAGR

Co-controlled joint ventures	Guidance
INWIT RFCF	RFCF of ~€700m by FY26[9]
INWIT Dividends	€0.30 DPS for CY20 (VT share:~€96m) growing to €0.37 by CY23[9]
Cornerstone RFCF	Mid-single digit CAGR
Cornerstone dividends	100% of excess cash with additional distributions over time to maintain target leverage[10]

Balance sheet update

Today, we are also reporting on our balance sheet for the first time, with our financial position as at 31 December 2020. The balance sheet includes all of our operations with the exception of Cornerstone, which was included in the portfolio from January 2021. By the end of Q4 FY21, we expect to reach a normalised working capital position and our target financial leverage of 4.0x. This will result from the implementation of our MSAs with Vodafone taking full effect, the completion of the final payment for our Greece acquisition (pre-funded by Vodafone), and completing our carve out from Vodafone.

We are targeting Net Financial Debt / Adj. EBITDAaL of 4.0x by the end of FY21, allowing for approximately €1 billion leverage capacity to fund other growth investments or M&A. Recently, S&P and Moody's have announced that they had each assigned an investment grade credit rating to Vantage Towers, with ratings of BBB- (stable) and Baa3 (strong), respectively, which was in line with our expectations. We have also secured external bank debt financing to replace our existing intercompany facility.

Consolidated Vantage Towers	31 March 2021 Target
Net Financial Debt / EBITDAaL	4.0x
Net Financial Debt	c.€2.1 billion

We are also providing details of our net working capital, which we classify as Operational Working Capital and Non-operational Working Capital.

We expect our operational working capital, relating to recurring cash flows (excluding, for example, growth and recharged capex) to normalise by the end of FY21 and to average approximately 12-15% of revenue (excluding pass through) over the medium term. Over the medium-term, we expect movements in net working capital to average single digit euro million annual outflows.

Our non-operational working capital movements, relating to non-recurring cash flows (e.g. recharged and growth capex), are expected to have a net positive impact on free cash flow in the near-term, as our capital expenditure related to our Build To Suit programme ramps up.

Appendix

Vantage Towers KPIs - 31 December 2020

Fully-owned operations																			Co-controlled operations
31 December 2020	DE		ES		GR11		CZ		PT		RO		HU		IE		Consolidated		IT12		UK13		Aggregated
Macro sites	19.4	k	8.8	k	4.8	k	3.8	k	3.5	k	2.3	k	1.9	k	1.2	k	45.7	k	22.1	k	14.2	k	82.0	k
Tenancy ratio	1.2	x	1.7	x	1.6	x	1.1	x	1.2	x	2.0	x	1.4	x	1.5	x	1.4	x	1.9	x	2.0	x	1.6	x
Market position[14]	#2		#2		#1		#2		#2		#4		#2		#2				#1		#1
9m FY21PF Adjusted EBITDAaL	€219m		€52m		€41m		€82m										€394m

Vantage Towers Consolidated H1 FY21 KPIs and Financials

Mar YE (€m), Consolidated Vantage Towers	Restated[15] H1 FY21PF
Macro sites	45,700
Tenancy ratio	1.39	x
Revenue (ex. pass through)	482
Capex recharge revenue	-
Revenue	482
Maintenance costs	(16)
Staff costs	(19)
Administrative & Other	(31)
Adj. EBITDA	416
Adjusted EBITDA margin (%)	86%
Recharged capital expenditure revenue	-
Ground lease expense	(150)
Adjusted EBITDAaL	266
Adjusted EBITDAaL margin (%)	55%
Reversal of non-cash lease adjustment	4
Maintenance capital expenditure	(14)
ROpFCF	256
Cash conversion	95%
(-) Tax paid	(48)
(-) Interest	(8)
RFCF	200

Vantage Towers Consolidated Balance Sheet

Balance sheet (€m)	31-Dec-20
Non-current assets	9,238
Goodwill and intangible assets	3,446
Property, plant and equipment	2,847
Investments in joint ventures	2,918
Deferred tax assets	18
Trade and other receivables	9

Current assets	1,174
Receivables due from related parties	1,127
Trade and other receivables	41
Cash and cash equivalents	6

Total Assets	10,412

Non-current liabilities	2,312
Lease liabilities	1,786
Provisions	309
Post employment benefits	1
Deferred tax liabilities	18
Payables due to related parties	195
Trade and other payables	3

Current liabilities	3,100
Lease liabilities	263
Current income tax liabilities	24
Provisions	17
Payables due to related parties	2,633
Trade and other payables	160
Overdrafts	3

Total liabilities	5,412

Equity	5,000
Net investment of parent	4,945
Non-controlling interest	55

Total equity and liabilities	10,412

Cornerstone KPIs and financials

Cornerstone (£m), Mar YE	Adjusted[16] FY20PF	Adjusted H1 FY21PF	Adjusted 9m FY21PF
Macro sites	14,200	14,200
Tenancy ratio	2.0	x	2.0	x
Revenue (ex. pass through)	280	139	210
Pass through revenue[17]	67	38	56
Total Revenue	347	177	266
Opex (incl. pass through)	(119)	(63)	(95)
Adjusted EBITDA[18]	228	114	171
Adjusted EBITDA margin (%)[19]	81%	82%	81%
Recharged capital expenditure revenue	-	-	-
Ground lease expense[20]	(121)	(61)	(91)
Adjusted EBITDAaL	107	53	80
Adjusted EBITDAaL margin (%)[21]	38%	38%	38%
Maintenance capital expenditure	(9)	(5)	(8)
Reversal of non-cash lease adjustment	4	3	5
ROpFCF	102	51	77
Cash conversion	95%	96%	96%
Interest[22]	(5)	(3)	(4)
Tax[23]	(2)	(2)	(3)
RFCF	95	46	70

Basis of preparation

Introduction

The financial information presented in this announcement sets out certain summary pro forma consolidated financial results for Vantage Towers for the twelve months ended 31 March 2020, the six months ended 30 September 2020 and as of and for the 9 months ended 31 December 2020.

The basis of the pro forma information for the consolidated group reflects the historical results of Vantage Towers (including its operations in Germany, Spain, Greece, Ireland, Portugal, Romania, Hungary and Czech Republic).

The pro forma results of operations are adjusted for the expected financial impact of the separation of the business from Vodafone Group Plc ("Vodafone"). The impact of commercial agreements, including, amongst others, the Master Services Agreements ("Vodafone MSAs") and Long Term Agreements ("LTAs"), which have been entered into with Vodafone, together with expected incremental running costs of Vantage Towers, are included as if they had been in place throughout the twelve month, six month and 9 month periods, respectively.

The pro forma results relating to Vantage Towers Greece are based on the historical results of the tower assets contributed by Vodafone-Panafon Hellenic Telecommunications Company S.A ("Vodafone Greece") and Wind Hellas Telecommunications SA ("Wind Hellas") and reflect the commercial arrangements (including the Master Services Agreements) between Vantage Towers Greece, Vodafone Greece and Wind Hellas, and certain expected incremental costs of Vantage Towers Greece on a standalone basis, as if they had been in place for 100% of both businesses throughout the twelve month period and 9 month period respectively.

In addition, Vantage Towers holds Vodafone's equity stakes in Infrastrutture Wireless Italiane S.p.A ("INWIT") and Cornerstone Telecommunications Infrastructure Limited ("Cornerstone"). Selected financial information in relation to Cornerstone is set out separately. These investments are classified as equity accounted joint ventures and will therefore not be included in consolidated Adjusted EBITDA measures for financial reporting purposes.

The financial information presented herein has been neither audited nor reviewed by Vodafone or Vantage Towers' independent auditors and may be subject to change.

Pro forma financial information for Consolidated Vantage Towers

Historical financial information for the twelve months ended 31 March 2020

The summary historical financial information used as the basis for the pro forma financial information for the twelve months ended 31 March 2020 contained herein has been prepared by extracting the directly attributable revenues and costs of the infrastructure assets to be included in Vantage Towers from the accounting records of Vodafone. The financial statement line items that can be directly identified are:

•	Revenues from tenants other than Vodafone;

•	Costs which are directly attributable to the tower infrastructure assets, such as energy, maintenance, depreciation of property, plant and equipment ("PPE") and lease costs recognised under IFRS 16; and

•	The non-current PPE assets and related asset retirement obligations.

The same accounting policies and measurement principles as were applied by Vodafone in preparing its consolidated financial information for inclusion in its Annual Report for the year ended 31 March 2020 have been used for the preparation of the historical financial information, which forms the basis of the pro forma financial information. This includes IFRS 16 "Leases" which was adopted by Vodafone on 1 April 2019.

Historical financial information for the six months ended 30 September 2020

The summary historical financial information used as the basis for the pro forma financial information for the six months ended 30 September 2020 contained herein is derived from the accounting records of the markets that demerged during the period from the following dates:

•	Vantage Towers S.L.U ("Vantage Towers Spain") - 1 April 2020;

•	Vantage Towers GmbH ("Vantage Towers Germany") - 25 May 2020;

•	Vantage Towers Limited ("Vantage Towers Ireland") - 1 June 2020;

•	Vodafone Towers Portugal S.A. ("Vantage Towers Portugal") - 16 July 2020; and

•	Vantage Towers s.r.o. ("Vantage Towers Czech Republic") - 1 September 2020.

Historical financial information as of and for the 9 months ended 31 December 2020

The summary historical financial information used as the basis for the pro forma financial information as of and for the 9 months ended 31 December 2020 contained herein is derived from the accounting records of the markets that demerged during the period from the dates set out above for the markets that demerged during the six months ended 30 September 2020 and from the following dates for the remaining markets:

•	Vodafone Towers Hungary (Vodafone Magyarország zrt) ("Vantage Towers Hungary") - 1 November 2020;

•	Vodafone Towers Romania S.R.L. ("Vantage Towers Romania") - 13 November 2020;

•	Vodafone Greek TowerCo - 17 November 2020 (followed by the Group's 62% acquisition of Vantage Towers Greece on 23 December 2020, which contained the assets of both Vodafone Greek TowerCo and Wind Hellas Greek TowerCo respectively); and

•	the Group's investment in the joint venture of Infrastrutture Wireless Italiane S.p.A ("INWIT") - 19 November 2020.

Pro forma adjustments

Pro forma financial adjustments have then been made to present what the material effects of the separation of Vantage Towers from Vodafone would have had on the historical financial information if Vantage Towers had existed in the structure set out in the introduction above for the twelve months ended 31 March 2020, the six months ended 30 September and as of and for the 9 months ended 31 December 2020. The main adjustments that have been made in preparing the pro forma financial information arise from:

•	Revenue from Vodafone based on the terms of the relevant Vodafone MSA that are/will be in place for each market. This adjustment includes the anchor tenant rental income from Vodafone.

•	Costs required to run Vantage Towers on a standalone basis. This adjustment includes charges for local Vodafone markets, such as maintenance and other support services, and group services and other contractual arrangements covering, inter alia, maintenance and insurance costs.

•	Employment and other general and administrative costs.

The adjustments set out above are based on the commercial arrangements that have been entered into between Vantage Towers and other members of the Vodafone group, and with Wind Hellas in Greece, and the expected future costs of Vantage Towers, and are subject to potential change. These changes might result from amendments to the proposed portfolio of assets and equity investments to be held by Vantage Towers, the scope and pricing of services supplied by Vantage Towers, the actual incremental costs of Vantage Towers, changes to accounting policies and related estimates and other potential business developments. The pro forma results exclude any one-off costs in relation to the separation of Vantage Towers from Vodafone.

The post-demerger financial information has been combined with historical results for the pre-demerger periods for the above markets to give results for the respective periods.

Pro forma historical financial information for INWIT

Vodafone transferred its 33.2% stake in INWIT into Vantage Towers on 19 November 2020. This stake is equity accounted by Vantage Towers. The merger of Vodafone Towers Srl ("Vodafone Towers Italy") and INWIT was effective from 31 March 2020 (the "INWIT Transaction").

The financial information presented in respect of INWIT for the 12 months ended 31 March 2020 is directly extracted from the INWIT prospectus dated 10 June 2020, is prepared in accordance with EU-IFRS and with the legal and regulatory provisions in force in Italy (in particular, the measures adopted in implementation of Section 9 of Italian Legislative Decree no. 38 of 28 February 2005). Lease costs have been derived from the INWIT prospectus and INWIT's CY19 Annual Report.

The pro forma income statement in the INWIT prospectus represents INWIT's financial performance for the 12 months ended 31 December 2019 combined with the Vodafone Towers Italy carve out financial information and adjusted to reflect the performance of the combined group as though the INWIT Transaction had taken place as at 1 January 2019. The pro forma adjustments include adjustments to reflect the MSA between Telecom Italia S.p.A. ("TIM"), Vodafone Italia S.p.A. ("Vodafone Italy") and INWIT, as if it had been in place for the full year presented, and adjustments to align the Vodafone Towers Italy carve out financial information to INWIT's accounting policies and adjustments for one-off and standalone costs.

The financial information presented in respect of INWIT for the 6 months ended 30 September 2020 is directly extracted from the INWIT Q3 2020 results announcement as the sum of INWIT's Q2 and Q3 results, based on INWIT's accounting policies.

The financial information presented in respect of INWIT for the 9 months ended 31 December 2020 is based on INWIT's disclosures on pro forma revenue and pro forma EBIT for INWIT and Vodafone Towers Italy on a combined basis for the 9 month period ended 30 September 2020, as disclosed in INWIT's interim report as at 30 September 30 2020.

The financial information for the 12 month, six month and 9 month periods is adjusted on a pro forma basis for the purchase price allocation exercise performed by Vodafone Group following the acquisition of its stake in INWIT on 31 March 2020, in line with IFRS 3.

Pro forma financial information for Cornerstone

Historical financial information for the twelve months ended 31 March 2020

The summary historical financial information used as the basis for the pro forma financial information for the twelve months ended 31 March 2020 contained herein has been extracted from the Cornerstone Annual Report for the year ended 31 March 2020 and adjusted for Vantage Towers' accounting policies and measurement principles and certain pro forma adjustments.

Historical financial information for the six months ended 30 September 2020 and the 9 months ended 31 December 2020

The summary historical financial information used as the basis for the pro forma financial information for the six months ended 30 September 2020 and the 9 months ended 31 December 2020 contained herein is derived from Cornerstone's accounting records and adjusted Vantage Towers' accounting policies and measurement principles and certain pro forma adjustments.

Cornerstone Pro forma and accounting policy adjustments

The same accounting policies and measurement principles as were applied by Vantage Towers in preparing its condensed combined interim income statement for the six months ended September 30, 2020 and three months ended December 31, 2020 have been used for the preparation of the pro forma financial information. Pro forma adjustments have then been made to present the material effects of the application of MSAs that will be in place for the twelve months ended 31 March 2020, for the six months ended 30 September 2020 and for the 9 months ended 31 December 2020. These adjustments reflect the revenue from the anchor tenants based on the terms of the MSAs that are in place, including the anchor tenant rental income from Vodafone UK and O2 UK.

A further pro forma adjustment has been made to reflect a reassessment of Cornerstone's lease portfolio as at 1 January 2021 in line with IFRS 16 arising from implementation of the MSAs between Cornerstone and Vodafone UK and Cornerstone and Telefónica UK, which has been applied from 1 April 2020.

The summary pro forma financial results for Cornerstone for the twelve months ended 31 March 2020, the six months ended 30 September 2020 and the 9 months ended 31 December 2020 have been further adjusted for changes to Cornerstone's staff capitalisation methodology that will result in an adjustment to the capitalisation rate going forward. This is captured through the reallocation of costs from capex to opex and estimated £12m, £7m and £10m reduction in pro forma Adj. EBITDA and pro forma Adj. EBITDAaL in FY20PF, 1H21PF and 9 months ended 31 December 2020 respectively

KPIs and financial terms

A number of Alternative Performance Measures ("APMs") are presented in this announcement, which are used in addition to IFRS statutory performance measures. These APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

Adjusted EBITDA is operating profit before depreciation on lease-related right of use assets, depreciation, amortization and gains/losses on disposal for fixed assets, and excluding impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL is Adjusted EBITDA less recharged capital expenditure revenue, and after depreciation on lease-related right of use assets and deduction of interest on lease liabilities. Recharged capital expenditure revenue represents direct recharges to Vodafone of capital expenditure in connection with upgrades to existing Sites.

Recurring Operating Free Cash Flow ("ROpFCF") is Adjusted EBITDAaL plus depreciation on lease-related right of use assets and interest on lease liabilities, less cash lease costs and maintenance capital expenditure. On a pro forma basis cash lease costs are calculated based on the sum of depreciation on lease-related right of use assets and interest on lease liabilities that were incurred by the Group excluding the effects from lease reassessment of the IFRS 16 lease liability and right of use asset on the sum of the associated depreciation on lease-related right of use assets and interest on lease liabilities, which have a non-cash impact in the respective period.

Maintenance capital expenditure is defined as capital expenditure required to maintain and continue the operation of the existing tower network and other Passive Infrastructure, excluding capital investment in new Sites or growth initiatives ("maintenance capital expenditure").

Recurring Free Cash Flow ("RFCF") is OpFCF less tax paid and interest paid and adjusted for changes in operating working capital.

Net Financial Debt is defined as long-term borrowings, short-term borrowings, borrowings from Vodafone Group companies and mark-to-market adjustments, less cash and cash equivalents and short-term investments and excluding lease liabilities.

Net Financial Debt to Adjusted EBITDAaL is Net Financial Debt divided by Adjusted EBITDAaL for a rolling 12-month period.

Cash Conversion is defined as Recurring Operating Free Cash Flow divided by Adjusted EBITDAaL.

Glossary

"BTS"

build-to-suit arrangements which corresponds to committed new build site programs and related services that have been contracted with different clients, including ad-hoc capital expenditure which might be required.

"Company"	Vantage Towers AG.

"Consolidated Vantage Towers"	the European tower infrastructure business in Germany, Spain, Greece, Portugal, Romania, Czech Republic, Hungary and Ireland in which Vantage Towers has, or is planned to have, a controlling interest.

"Cornerstone"	Cornerstone Telecommunications Infrastructure Limited
"DAS"

distributed antenna system, which is a network of spatially separated antenna nodes connected to a common source via a transport medium that provides wireless service within a geographic area or structure.

"INWIT"	Infrastrutture Wireless Italiane S.p.A.

"IoT"	Internet of Things

"Macro sites"	the physical infrastructure, either ground-based ("Ground Based Tower" or "GBT") or located on the top a building ("Rooftop Tower" or "RTT") where communications equipment is placed to create a cell in a mobile network including streetworks and long-term mobile sites.

"MNO"	mobile network operator.

"MSA"	master services agreement.

"Passive Infrastructure"	an installation comprising a set of different elements located at a Site and used to provide support to the Active Equipment.

"Site"	the Passive Infrastructure on which Active Equipment is mounted as well as its physical location.

"Small cells"	low-powered radio access nodes used in the completion of macrocells and in areas of high traffic concentration.

"Tenancy ratio"	the total number of tenancies (including both Vodafone and another MNO where there is existing active sharing on a macro site) of Vantage Towers divided by the total number of macro sites.

"TIMS"	Tower Information Management System

Forward-looking statements

This announcement contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Company's results of operations, financial condition, liquidity, prospects, growth and strategies. Forward-looking statements include, but are not limited to, statements regarding objectives, targets, strategies, outlook and growth prospects, including guidance for the financial year ending March 31, 2021, medium-term targets, new site builds, tenancy targets and the tenancy pipeline; the Company's working capital, capital structure and dividend policy; future plans, events or performance, economic outlook and industry trends.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "will", "could", "may", "should", "expects", "intends", "prepares" or "targets" (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Vodafone Group, including any member of Vantage Towers, or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement. Subject to compliance with applicable law and regulations, neither Vodafone nor Vantage Towers intend to update these forward-looking statements and do not undertake any obligation to do so.

Important Information

This announcement is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation of such jurisdiction or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction. This announcement does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group, including, for the avoidance of doubt, any company within Vantage Towers.

This announcement contains certain summary pro forma financial information of Vantage Towers for the financial year ended 31 March 2020, the six months ended 30 September 2020 and the 9 months ended 31 December 2020, as well as certain financial information related to Cornerstone (together, the "PF Financial Information"). For a description of the basis of preparation of the PF Financial Information, please see "Basis of Preparation" above. The PF Financial Information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and does not, therefore, represent Vantage Towers' or Cornerstone's actual results of operations. Such information may not, therefore, give a true picture of Vantage Towers' or Cornerstone's results of operations nor is it indicative of its results. The PF Financial Information is subject to change.

This announcement also contains non-IFRS financial information which Vodafone's and Vantage Towers' management teams believe is valuable in understanding the performance of Vantage Towers. For a description of this information, please see "KPIs and financial terms" above. In this announcement, the Company utilises certain alternative performance measures, including but not limited to revenue (excluding pass through revenue), Adjusted EBITDA, Adjusted EBITDAaL, Recurring OpFCF, RFCF, Net Financial Debt and Net Financial Debt to Adjusted EBITDAaL that in each case are not recognized under International Financial Reporting Standards ("IFRS"). These non-IFRS measures are presented as the Company believes that they and similar measures are widely used in the markets in which it operates as a means of evaluating a company's operating performance and financing structure. They may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in the financial statements included in this document.

This announcement does not purport to contain all information required to evaluate the Company and/or its financial position. Financial information in this announcement is preliminary and unaudited and certain financial information (including percentages) has been rounded according to established commercial standards. Certain market positioning data about Vantage Towers included in this announcement is sourced from third party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the fairness, quality, accuracy, relevance, completeness or sufficiency of such data. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change without notice. Accordingly, Vodafone and Vantage Towers expressly disclaim any responsibility for, or liability in respect of, such information and undue reliance should not be placed on such data.

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. References to Vantage Towers are either a reference to a member of the group of entities and investments comprising Vodafone's European towers business as described in this announcement, or to the group as a whole, depending on the context and unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers. Other product and company names mentioned herein may be the trade marks of their respective owners.

[1] "Non-committed" tenancies refers to additional lease-up not committed at Capital Markets Day

[2] See basis of preparation for further information on pro forma adjustments. Consolidated metrics excl. co-controlled joint ventures Cornerstone and INWIT

[3] Not included within consolidated Vantage Towers performance

[4] See p.10-12 for definitions of non-IFRS measures and basis of preparation

[5] Includes the full estimated impact of the lease term reassessment for FY20PF and 9m FY21PF

[6] Reflects impact from completed lease reassessment

[7]  FY21 guidance on pro forma numbers; excluding the UK

[8]  Medium term guidance on actuals; excluding the UK

[9] As communicated by INWIT at its Capital Markets Day on 5 November 2020; based on INWIT accounting policies

[10] No dividend in respect of FY21

[11] Incl. 100% of Greece

[12] Incl. 100% of macro sites from Italy

[13] Incl. 100% of macro sites from UK

[14] Estimated based on total number of macro sites compared to other market participants

[15] Restated mostly for the IFRS 16 lease reassessment and phasing effects following the finalisation of reorganisation

[16] Adjustments, basis of preparation and definitions described on p.10-12

[17] Pass through revenue consists of recovery of business rates passed through to the tenants (FY20PF: £67m, H1 FY21PF: £38m, 9m FY21PF: £56m) and recharged capex revenue (FY20PF: £0m, H1 FY21PF: £0m, 9m FY21PF: £0m)

[18] Includes the impact of the reassessment of the capitalisation policy for internal staff costs from FY21

[19] Adj. EBITDA divided by revenue (ex. pass through)

[20] Sum of depreciation of lease-related right-of-use asset and interest expense on lease liability and net interest on finance sublease arrangements. Cornerstone has performed a lease term re-assessment, which has resulted in a minor historical restatement of the pro forma depreciation of lease-related right of use assets and interest on leases

[21] Adj. EBITDAaL divided by revenue (ex. pass through)

[22] Based on 3.0-4.0x Net Financial Debt / Adj. EBITDAaL. Please see p.10-12 for the definition of net financial debt

[23] Effective cash tax rate of 8-9% in FY20PF, H1 FY21PF and 9MFY21PF. These estimations are considering factors such as timing difference between capital allowance and accounting depreciation, one-off positive impact in FY20PF from tax relief on previously disallowed interest cost and utilisation of tax losses carried forward

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 16, 2021		By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary